13G	CUSIP No. 23334L102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DSW Inc.

(Name of Issuer)

Class A and Class B Common Stock, no par value

(Title of Class of Securities)

23334L102

(CUSIP Number)

Elizabeth Crimer, Esq., Proskauer Rose LLP, 1001 Pennsylvania Avenue, NW, Suite 400

South, Washington, DC 20004

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 7, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

13G	CUSIP No. 23334L102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jerome Schottenstein 2011 Subchapter S Trust No. 4(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 316,446(2)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 316,446(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.71%(3)
12.	TYPE OF REPORTING PERSON (see instructions) 00

(1)	Susan Diamond is the trustee.
(2)	Includes 279,904 Class B common shares, which are convertible into Class A common shares on a one-for-one basis subject to a right of first offer in favor of Jay L. Schottenstein granted pursuant to the terms of that certain Voting and Stockholders Agreement, by and among Jay L. Schottenstein, Ann S. Deshe, Susan S. Diamond and the additional parties named therein, dated as of September 16, 2011 (the “Voting Agreement”). Upon conversion, such Class A common shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement. As trustee, Susan Diamond has dispositive power over all such shares. Pursuant to the terms of the Jerome Schottenstein 2011 Subchapter S Trust No. 4, Ann Deshe has voting power over the shares in such trust; however, all but 25,000 of such shares are subject to an irrevocable proxy to vote in favor of Jay L. Schottenstein granted pursuant to the terms the Voting Agreement.
(3)	Based on 44,604,909 common shares outstanding, including 34,498,234 Class A common shares and 10,106,675 Class B common shares outstanding as of May 31, 2012, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2012.

13G	CUSIP No. 23334L102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jerome Schottenstein 2011 Subchapter S Trust No. 5(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 316,446(2)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 316,446(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.71%(3)
12.	TYPE OF REPORTING PERSON (see instructions) 00

(1)	Susan Diamond is the trustee.
(2)	Includes 279,904 Class B common shares, which are convertible into Class A common shares on a one-for-one basis subject to a right of first offer in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement. Upon conversion, such Class A common shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement. As trustee, Susan Diamond has dispositive power over all such shares. Pursuant to the terms of the Jerome Schottenstein 2011 Subchapter S Trust No. 5, Ann Deshe has voting power over the shares in such trust; however, all but 25,000 of such shares are subject to an irrevocable proxy to vote in favor of Jay L. Schottenstein granted pursuant to the terms the Voting Agreement.
(3)	Based on 44,604,909 common shares outstanding, including 34,498,234 Class A common shares and 10,106,675 Class B common shares outstanding as of May 31, 2012, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on June 1, 2012.

13G	CUSIP No. 23334L102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jerome Schottenstein 2011 Subchapter S Trust No. 6(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 316,446(2)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 316,446(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.71%(3)
12.	TYPE OF REPORTING PERSON (see instructions) 00

(1)	Susan Diamond is the trustee.
(2)	Includes 279,904 Class B common shares, which are convertible into Class A common shares on a one-for-one basis subject to a right of first offer in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement. Upon conversion, such Class A common shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement. As trustee, Susan Diamond has dispositive power over all such shares. Pursuant to the terms of the Jerome Schottenstein 2011 Subchapter S Trust No. 6, Ann Deshe has voting power over the shares in such trust; however, all but 25,000 of such shares are subject to an irrevocable proxy to vote in favor of Jay L. Schottenstein granted pursuant to the terms the Voting Agreement.
(3)	Based on 44,604,909 common shares outstanding, including 34,498,234 Class A common shares and 10,106,675 Class B common shares outstanding as of May 31, 2012, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on June 1, 2012.

13G	CUSIP No. 23334L102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jerome Schottenstein 2011 Subchapter S Trust No. 7(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 316,446(2)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 316,446(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.71%(3)
12.	TYPE OF REPORTING PERSON (see instructions) 00

(1)	Susan Diamond is the trustee.
(2)	Includes 279,904 Class B common shares, which are convertible into Class A common shares on a one-for-one basis subject to a right of first offer in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement. Upon conversion, such Class A common shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement. As trustee, Susan Diamond has dispositive power over all such shares. Pursuant to the terms of the Jerome Schottenstein 2011 Subchapter S Trust No. 7, Ann Deshe has voting power over the shares in such trust; however, all but 25,000 of such shares are subject to an irrevocable proxy to vote in favor of Jay L. Schottenstein granted pursuant to the terms the Voting Agreement.
(3)	Based on 44,604,909 common shares outstanding, including 34,498,234 Class A common shares and 10,106,675 Class B common shares outstanding as of May 31, 2012, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on June 1, 2012.

13G	CUSIP No. 23334L102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saul Schottenstein 2002 Trust No. 3(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 548,013(2)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 548,013(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.23%(3)
12.	TYPE OF REPORTING PERSON (see instructions) 00

(1)	Susan Diamond is trustee.
(2)	Includes 548,013 Class B common shares, which are convertible into Class A common shares on a one-for-one basis subject to a right of first offer in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement. Upon conversion, such Class A common shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement. As trustee, Susan Diamond has dispositive power over the shares held by the Saul Schottenstein 2002 Trust No.3; however, such shares are subject to an irrevocable proxy to vote in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement.
(3)	Based on 44,604,909 common shares outstanding, including 34,498,234 Class A common shares and 10,106,675 Class B common shares outstanding as of May 31, 2012, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on June 1, 2012.

13G	CUSIP No. 23334L102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Jacob Diamond 1998 Irrevocable Trust(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 380,320(2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,320(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.85%(3)
12.	TYPE OF REPORTING PERSON (see instructions) 00

(1)	Susan and Jon Diamond, husband and wife, are co-trustees.
(2)	Includes 380,320 Class B common shares, which are convertible into Class A common shares on a one-for-one basis. Upon conversion, such Class A common shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement. As co-trustees, Susan and Jon Diamond have shared dispositive power over the shares held by The Jacob Diamond 1998 Irrevocable Trust; however, such shares are subject to an irrevocable proxy to vote in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement.
(3)	Based on 44,604,909 common shares outstanding, including 34,498,234 Class A common shares and 10,106,675 Class B common shares outstanding as of May 31, 2012, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on June 1, 2012.

13G	CUSIP No. 23334L102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Diamond Family Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 25,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 25,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.06%(1)
12.	TYPE OF REPORTING PERSON (see instructions) 00

(1)	Based on 44,604,909 common shares outstanding, including 34,498,234 Class A common shares and 10,106,675 Class B common shares outstanding as of May 31, 2012, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on June 1, 2012.

13G	CUSIP No. 23334L102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jon Diamond
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 25,000(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 405,320(2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,320(3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.91%(4)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 25,000 Class A common shares held by the Diamond Family Foundation.
(2)	Includes 25,000 Class A common shares held by the Diamond Family Foundation, as well as, as co-trustee, shared dispositive power over 380,320 Class B common shares held by The Jacob Diamond 1998 Irrevocable Trust, which are convertible into Class A common shares on a one-for-one basis. Upon conversion, such Class A common shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement.
(3)	The shares described in notes 1 and 2, above.
(4)	Based on 44,604,909 common shares outstanding, including 34,498,234 Class A common shares and 10,106,675 Class B common shares outstanding as of May 31, 2012, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on June 1, 2012.

13G	CUSIP No. 23334L102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Susan Diamond
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 25,000(1)
	7.	SOLE DISPOSITIVE POWER 1,813,797(2)
	8.	SHARED DISPOSITIVE POWER 984,785(3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,798,582(4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.27%(5)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 25,000 Class A common shares held by the Diamond Family Foundation.
(2)	Includes, as trustee, dispositive power over (i)146,168 Class A common shares, consisting of 36,542 Class A common shares held by each of the Jerome Schottenstein 2011 Subchapter S Trust No. 4, Jerome Schottenstein 2011 Subchapter S Trust No. 5, Jerome Schottenstein 2011 Subchapter S Trust No. 6, and the Jerome Schottenstein 2011 Subchapter S Trust No. 7, respectively and (ii) 1,667,629 Class B common shares, consisting of 279,904 Class B common shares held by each of the Jerome Schottenstein 2011 Subchapter S Trust No. 4, Jerome Schottenstein 2011 Subchapter S Trust No. 5, Jerome Schottenstein 2011 Subchapter S Trust No. 6, and the Jerome Schottenstein 2011 Subchapter S Trust No. 7, respectively, and 548,013 Class B common shares held by the Saul Schottenstein 2002 Trust No. 3. Such Class B common shares are convertible into Class A common shares on a one-for-one basis subject to a right of first offer in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement. Upon conversion, such Class A common shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement.
(3)	Includes, as trustee, dispositive power over (i) 139,853 Class A common shares, consisting of (a) 25,000 Class A common shares held by the Diamond Family Foundation (over which Susan Diamond also has voting power) and (b) 114,853 Class A common shares held by the Susan Schottenstein 1983 Subchapter S Trust, and (ii) 844,932 Class B common shares, consisting of (a) 6,504 Class B common shares held by the Ann Schottenstein Deshe 1983 Subchapter S Trust, (b) 458,108 Class B common shares held by the Susan Schottenstein Deshe 1983 Subchapter S Trust, and (c) 380,320 Class B common shares held by The Jacob Diamond 1998 Irrevocable Trust. Such Class B common shares are convertible into Class A common shares on a one-for-one basis subject to a right of first offer in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement (subject to the fact that those shares held by The Jacob Diamond 1998 Irrevocable Trust are not subject to the right of first offer). Upon conversion, all such Class A common shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement.
(4)	The shares described in notes 1, 2, and 3 above.
(5)	Based on 44,604,909 common shares outstanding, including 34,498,234 Class A common shares and 10,106,675 Class B common shares outstanding as of May 31, 2012, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on June 1, 2012.

13G	CUSIP No. 23334L102

Item 1.	(a)	Name of Issuer:

DSW Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

810 DSW Drive Columbus, OH 43219

Item 2.	(a) through (c):

This Amendment No. 1 to Schedule 13G is being filed by the following individuals and entities, all of which are either residents of or entities formed in the United States and having the principal address of 9701 Collins Ave., Unit 18035, Bal Harbour, FL 33154 (each, a “Reporting Person,” and together, the “Reporting Persons”):

Jerome Schottenstein 2011 Subchapter S Trust No. 4

Jerome Schottenstein 2011 Subchapter S Trust No. 5

Jerome Schottenstein 2011 Subchapter S Trust No. 6

Jerome Schottenstein 2011 Subchapter S Trust No. 7

Saul Schottenstein 2002 Trust No. 3

The Jacob Diamond 1998 Irrevocable Trust

Jon Diamond

Diamond Family Foundation

Susan Diamond

	(d)	Title of Class of Securities

Class A and Class B Common Stock, no par value.

	(e)	CUSIP Number

23334L102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

13G	CUSIP No. 23334L102

Item 4.	Ownership

Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Amendment No.1 to Schedule 13G and associated footnotes, which are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

13G	CUSIP No. 23334L102

Date: June 11, 2012		/s/ Jon Diamond
Jon Diamond

/s/ Ann Deshe
Ann Deshe

Date: June 11, 2012	Jerome Schottenstein 2011 Subchapter S Trust No. 4

	By:	/s/ Susan Diamond
	Name:	Susan Diamond
	Title:	Trustee

Date: June 11, 2012	Jerome Schottenstein 2011 Subchapter S Trust No. 5

	By:	/s/ Susan Diamond
	Name:	Susan Diamond
	Title:	Trustee

Date: June 11, 2012	Jerome Schottenstein 2011 Subchapter S Trust No. 6

	By:	/s/ Susan Diamond
	Name:	Susan Diamond
	Title:	Trustee

Date: June 11, 2012	Jerome Schottenstein 2011 Subchapter S Trust No. 7

	By:	/s/ Susan Diamond
	Name:	Susan Diamond
	Title:	Trustee

Date: June 11, 2012	Saul Schottenstein 2002 Trust No. 3

	By:	/s/ Susan Diamond
	Name:	Susan Diamond
	Title:	Trustee

13G	CUSIP No. 23334L102

Date: June 11, 2012	The Jacob Diamond 1998 Irrevocable Trust

	By:	/s/ Jon Diamond
	Name:	Jon Diamond
	Title:	Trustee

	By:	/s/ Susan Diamond
	Name:	Susan Diamond
	Title:	Trustee

Date: June 11, 2012	Diamond Family Foundation

	By:	/s/ Susan Diamond
	Name:	Susan Diamond
	Title:	President

13G	CUSIP No. 23334L102

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of DSW Inc.

EXECUTED this 11th day of June, 2012.

Date: June 11, 2012		/s/ Jon Diamond
Jon Diamond

/s/ Ann Deshe
Ann Deshe

Date: June 11, 2012	Jerome Schottenstein 2011 Subchapter S Trust No. 4

/s/ Susan Diamond
	Name:	Susan Diamond
	Title:	Trustee

Date: June 11, 2012	Jerome Schottenstein 2011 Subchapter S Trust No. 5

/s/ Susan Diamond
	Name:	Susan Diamond
	Title:	Trustee

Date: June 11, 2012	Jerome Schottenstein 2011 Subchapter S Trust No. 6

/s/ Susan Diamond
	Name:	Susan Diamond
	Title:	Trustee

Date: June 11, 2012	Jerome Schottenstein 2011 Subchapter S Trust No. 7

/s/ Susan Diamond
	Name:	Susan Diamond
	Title:	Trustee

13G	CUSIP No. 23334L102

Date: June 11, 2012	Saul Schottenstein 2002 Trust No. 3

/s/ Susan Diamond
	Name:	Susan Diamond
	Title:	Trustee

Date: June 11, 2012	The Jacob Diamond 1998 Irrevocable Trust

/s/ Jon Diamond
	Name:	Jon Diamond
	Title:	Trustee

/s/ Susan Diamond
	Name:	Susan Diamond
	Title:	Trustee

Date: June 11, 2012	Diamond Family Foundation

/s/ Susan Diamond
	Name:	Susan Diamond
	Title:	President